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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

            Philip Morris Incorporated Deferred Profit-Sharing Plan
                             For Craft Employees

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                               TABLE OF CONTENTS


                                                                 Page(s)
                                                                 --------

Report of Independent Accountants..............................      3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1993 and 1992...............................................    4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1993, 1992 and 1991............    6-8
  Notes to Financial Statements................................   9-19

Signatures.....................................................     20

Schedules:
  Schedule I - Investments as of December 31, 1993.............  S-1-9

  Other schedules are omitted because the information required is contained in the financial statements.


Exhibits:
   23.  Consent of Independent Accountants.
   99.  Philip Morris Incorporated Deferred Profit-Sharing
        Plan for Craft Employees, as amended, effective
        January 1, 1994.

                       REPORT of INDEPENDENT ACCOUNTANTS



To: The Corporate Employee Plans Investment
    Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
    Philip Morris Companies Inc., the Philip Morris
    Management Committee for Employee Benefits, the Administrator and all Participants as a group
    (but not individually) of the Philip Morris Incorporated
    Deferred Profit-Sharing Plan for Craft Employees:


    We have audited the accompanying statements of financial condition of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993 and the schedule of investments as of December 31, 1993.
These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. (or its delegate). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1993 and 1992, and the income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                              COOPERS & LYBRAND

New York, New York
March 18, 1994

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1993
                           (in thousands of dollars)

                                  ----------

                                                    U.S.
                             Equity   Interest   Government                 Participants'
                             Index     Income   Obligations  Philip Morris       Loan
                              Fund      Fund        Fund       Stock Fund      Account      Total
                            -------   --------  -----------  -------------  -------------  --------
ASSETS:
  Allocated share of
   Trust net assets         $37,568    $64,004     $3,146        $48,803       $4,253      $157,774
  Employer contributions
   receivable                 2,135      3,659      1,204          3,227                     10,225
  Employee contributions
   receivable                    49         87          5             85                        226
  Interfund receivables
   (payables)                   (36)       917        (74)          (807)                         -
  Participants' loan
   repayments receivables
   (payables)                    28         50         15             42         (135)            -
                            -------    -------     ------        -------       ------      --------
     Total assets            39,744     68,717      4,296         51,350        4,118       168,225
                            -------    -------     ------        -------       ------      --------
LIABILITIES:
  Distributions and
   withdrawals payable           63        343          9             46                        461
  Undistributed
   participants' loans           16          2                        58          (76)            -
                            -------    -------     ------        -------       ------      --------
     Total liabilities           79        345          9            104          (76)          461
                            -------    -------     ------        -------       ------      --------
     Plan equity            $39,665    $68,372     $4,287        $51,246       $4,194      $167,764
                            =======    =======     ======        =======       ======      ========

  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                        STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1992
                           (in thousands of dollars)

                                  ----------

                                                   U.S.
                             Equity   Interest  Government                  Participants'
                              Index    Income   Obligations  Philip Morris      Loan
                              Fund      Fund       Fund        Stock Fund      Account      Total
                             -------  --------  -----------  -------------  -------------  --------
ASSETS:
  Allocated share of
   Trust net assets          $32,250   $50,858    $1,988        $68,351         $3,884     $157,331
  Employer contributions
   receivable                  1,943     3,337     1,433          4,804                      11,517
  Employee contributions
   receivable                     52        86         5            138                         281
  Interfund receivables
   (payables)                    106     1,201        42         (1,349)                          -
  Participants' loan
   repayments receivables
   (payables)                     19        38        16             46           (119)           -
                             -------   -------    ------        -------         ------     --------
      Total assets            34,370    55,520     3,484         71,990          3,765      169,129
                             -------   -------    ------        -------         ------     --------
LIABILITIES:
  Distributions and
   withdrawals payable             8       233                      273                         514
  Undistributed
   participants' loans            17         5                       10            (32)           -
                             -------   -------    ------        -------         ------     --------
      Total liabilities           25       238                      283            (32)         514
                             -------   -------    ------        -------         ------     --------
      Plan equity            $34,345   $55,282    $3,484        $71,707         $3,797     $168,615
                             =======   =======    ======        =======         ======     ========

   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1993
                           (in thousands of dollars)

                                  ----------

                                                            U.S.
                                    Equity   Interest    Government                 Participants'
                                    Index     Income    Obligations  Philip Morris       Loan
                                     Fund      Fund        Fund       Stock Fund       Account      Total
                                   -------   --------   -----------  -------------  -------------  --------
ADDITIONS:
  Employer contributions           $ 2,206   $ 3,790      $1,112        $ 3,202                    $ 10,310
  Employee contributions               503       844          52          1,036                       2,435
  Allocated share of Trust
   investment activities:
    Interest income                      1     4,345         114             10         $   295       4,765
    Dividend income                                                       2,394                       2,394
    Net (depreciation)
     appreciation in
     fair value of
     investments                     3,484                    (2)       (19,628)                    (16,146)
                                   -------   -------      ------        -------         -------    --------
                                     3,485     4,345         112        (17,224)            295      (8,987)
                                   -------   -------      ------        -------         -------    --------
    Total additions                  6,194     8,979       1,276        (12,986)            295       3,758
                                   -------   -------      ------        -------         -------    --------
DEDUCTIONS:
  Distributions and
   withdrawals                      (1,004)   (3,815)        (18)        (1,273)           (102)     (6,212)
  General and administrative
   expenses                            (16)      (37)         (5)           (17)                        (75)
                                   -------   -------      ------        -------         -------    --------
    Total deductions                (1,020)   (3,852)        (23)        (1,290)           (102)     (6,287)
                                   -------   -------      ------        -------         -------    --------

Net transfers among funds             (286)    7,520        (680)        (6,554)                          -
Net transfers between plans            640       384          68            528              58       1,678
Participants' loans                   (510)     (520)        (35)          (739)          1,804           -
Participants' loan repayments          302       579         197            580          (1,658)          -
                                   -------   -------      ------        -------         -------    --------
    Net (deductions)
     additions                       5,320    13,090         803        (20,461)            397        (851)

PLAN EQUITY:
  Beginning of year                 34,345    55,282       3,484         71,707           3,797     168,615
                                   -------   -------      ------        -------         -------    --------
  End of year                      $39,665   $68,372      $4,287        $51,246         $ 4,194    $167,764
                                   =======   =======      ======        =======         =======    ========

   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1992
                           (in thousands of dollars)

                                  ----------

                                                            U.S.
                                   Equity    Interest    Government                 Participants'
                                   Index      Income    Obligations  Philip Morris      Loan
                                    Fund       Fund        Fund       Stock Fund       Account       Total
                                  --------   --------   -----------  -------------  -------------  ---------
ADDITIONS:
  Employer contributions          $  1,950    $ 3,390      $1,432      $ 4,812                      $ 11,584
  Employee contributions               628        949          49        1,340                         2,966
  Allocated share of Trust
   investment activities:
    Interest income                      1      4,014          56           21         $  320          4,412
    Dividend income                                                      1,968                         1,968
    Net appreciation
     (depreciation) in
     fair value of
     investments                     2,422                     (3)      (1,874)                          545
                                  --------    -------      ------      -------         ------       --------
                                     2,423      4,014          53          115            320          6,925
                                  --------    -------      ------      -------         ------       --------
    Total additions                  5,001      8,353       1,534        6,267            320         21,475
                                  --------    -------      ------      -------         ------       --------
DEDUCTIONS:
  Distributions and
   withdrawals                        (410)    (3,496)         (1)      (1,046)          (153)        (5,106)
  General and administrative
   expenses                            (15)       (39)         (2)         (14)                          (70)
                                  --------    -------      ------     --------         ------        -------
    Total deductions                  (425)    (3,535)         (3)      (1,060)          (153)        (5,176)
                                  --------    -------      ------     --------         ------        -------

Net transfers among funds          (10,120)    (3,774)        782       13,112                             -
Net transfers between plans             76        428                      170             24            698
Participants' loans                   (559)      (405)         (4)        (578)         1,546              -
Participants' loan repayments          295        520         128          566         (1,509)             -
                                  --------    -------      ------     --------         ------        -------
    Net additions
      (deductions)                  (5,732)     1,587       2,437       18,477            228         16,997

PLAN EQUITY:
  Beginning of year                 40,077     53,695       1,047       53,230          3,569        151,618
                                  --------    -------      ------     --------        -------       --------
  End of year                     $ 34,345    $55,282      $3,484      $71,707        $ 3,797       $168,615
                                  ========    =======      ======     ========        =======       ========

  The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1991
                           (in thousands of dollars)

                                  ----------

                                                           U.S.
                                   Equity   Interest    Government                 Participants'
                                   Index     Income    Obligations  Philip Morris      Loan
                                    Fund      Fund         Fund       Stock Fund      Account      Total
                                  -------   --------   -----------  -------------  -------------  --------
ADDITIONS:
  Employer contributions          $ 3,572    $ 3,779      $   64        $ 3,882                    $ 11,297
  Employee contributions              762      1,228          28            823                       2,841
  Allocated share of Trust
    investment activities:
     Interest income                    2      4,199          29             14        $  329        4,573
     Dividend income                    6                                 1,120                      1,126
     Net appreciation in
      fair value of
      investments                   8,243                      8         15,811                     24,062
                                  -------    -------      ------        -------        ------     --------
                                    8,251      4,199          37         16,945           329       29,761
                                  -------    -------      ------        -------        ------     --------

     Total additions               12,585      9,206         129         21,650           329       43,899
                                  -------    -------      ------        -------        ------     --------

DEDUCTIONS:
  Distributions and
   withdrawals                     (1,248)    (3,296)        (38)          (733)          (99)      (5,414)
  General and administrative
   expenses                           (15)       (40)         (2)           (11)                       (68)
                                  -------    -------      ------        -------        ------     --------

     Total deductions              (1,263)    (3,336)        (40)          (744)          (99)      (5,482)
                                  -------    -------      ------        -------        ------     --------

Net transfers among funds            (972)    (2,921)        525          3,368                          -
Net transfers between plans           114        253                        (31)           23          359
Participants' loans                  (366)      (389)        (11)          (261)        1,027            -
Participants' loan repayments         406        494           7            265        (1,172)           -
                                  -------    -------      ------        -------        ------     --------

     Net additions                 10,504      3,307         610         24,247           108       38,776

PLAN EQUITY:
  Beginning of year                29,573     50,388         437         28,983         3,461      112,842
                                  -------    -------      ------        -------        ------     --------
  End of year                     $40,077    $53,695      $1,047        $53,230        $3,569     $151,618
                                  =======    =======      ======        =======        ======     ========

   The accompanying notes are an integral part of these financial statements.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

   The Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "Plan") is a defined contribution plan maintained for the benefit of eligible employees of Philip Morris Incorporated ("Philip Morris"), represented by the International Association of Machinists and Aerospace Workers and other unions. Philip Morris is subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of Philip Morris and to invest certain of their funds in a tax-advantaged manner.

   Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire and become eligible for the Philip Morris contribution (the "Contribution") upon completion of twenty-four months of accredited service. Each year, Philip Morris makes the Contribution to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee"), a Management Committee for Employee Benefits comprised of certain members of the Committee and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Administrator and the Investment Committee, collectively the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

   Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "Tobacco Workers Plan") and the assets of the Philip Morris Deferred Profit-Sharing Plan (the "DPS Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") (see Note 7).

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   Participants have the option of investing their Plan Accounts (see Note 4) in 10% increments in four funds:

     EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

     INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. Beginning January 1, 1993, the assets of the Interest Income Fund have also been invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

     U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

     PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

   None of the foregoing funds guarantees a return to the participant. Participants may change their options up to three times during each calendar year.

   Any Contribution and participant contributions made to an Account prior to April 1, 1992 for which no investment direction was given by the participant was invested in the Equity Index Fund. Any Contribution and Participant contribution made to an Account established on and after April 1, 1992 for which no investment direction has been given are invested in the U.S. Government Obligations Fund.

   Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   At December 31, 1993 and 1992, there were 1,362 and 1,356 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                             DECEMBER 31,
                                             ------------
                                              1993   1992
                                             -----  -----
       Equity Index Fund                       679    663
       Interest Income Fund                    799    748
       U.S. Government Obligations Fund        177     96
       Philip Morris Stock Fund              1,204  1,294

   Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include a Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

      Investment contracts and the pools of mortgage-backed and asset-backed securities and other investments in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   Investment Transactions and Investment Income of the Trust:

     Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

     In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation of investments held at year-end (see Note 8).

3. Contributions:

   The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by Philip Morris.

   For the fiscal year ending December 31, 1993 and for each of the two preceding years, the Contribution was an amount equal to the lesser of (1) three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans, less the amounts allocated for participants in the DPS Plan and the Tobacco Workers Plan and (2) fifteen percent of the aggregate participant compensation as defined by the Plan.

   Beginning in the fiscal year ending December 31, 1994, the Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated for participants in the DPS Plan and the Tobacco Workers Plan and (2) fifteen percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The Contribution to the Plan and contributions to the DPS Plan and the Tobacco Workers Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provision for deferred profit-sharing and incentive compensation plans.

   Operating Profit is defined as the earnings of Philip Morris, before cumulative effect of any accounting changes, discontinued operations and extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, minority interest, unallocated corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the PMI Plan and the Tobacco Workers Plan and contributions to any incentive compensation plan.

   No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   the maximum after-tax contribution, he or she may, subject to certain statutory limits, make a lump sum contribution which may not exceed the maximum amount of personal after-tax contributions permitted for all calendar years after January 1, 1971 in which he or she was a participant, less the aggregate of all of such contributions previously made. The percentage of compensation available for these contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1993, a participant's before-tax contribution was limited to $8,994; for 1994, each participant's before-tax contribution will be limited to $9,240, with a limitation in each year of eight percent of compensation on the total amount of before-tax and after-tax contributions.

   While Philip Morris has not expressed any intent to discontinue making the Contribution, it is free to do so at any time. The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. Valuation of Participant Accounts:

   The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                      Source
     -------                      ------
     Company Account              Contributions

     Personal Before-Tax Account  Before-tax contributions

     Personal After-Tax Account   After-tax contributions

     Rollover Account             Amounts transferred, directly or indirectly,
                                  from another plan qualified under Section
                                  401(a) of the Code

     PAYSOP Account               The account balance transferred  from the
                                  Philip Morris Union Employees' Stock
                                  Ownership Plan to the Plan

     Loan Account                 Outstanding loans obtained from the Plan

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each fund.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

   All withdrawals by participants are subject to approval of the Committee
   (or other administrator of the Plan acting pursuant to the Committee's delegated authority) and will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

   Only 50% of a participant's Company Account as of December 31, 1988 is available for hardship withdrawals as defined by the Plan. Any withdrawals will reduce the amount for future withdrawals. The portion of a Company Account eligible for withdrawal will be unavailable if it serves as collateral for an outstanding loan.

   Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. Monthly loan repayments cannot exceed 20% of the participant's monthly net pay. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by Philip Morris from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Continued)

7. Investments Held by the Trust:

   In 1993 and 1992, $1,678 and $698 were transferred, respectively, between the Plan and the DPS Plan and the Tobacco Workers Plan as a result of employees being transferred between hourly and salaried status or between the International Association of Machinists and Aerospace Workers and the Bakery, Confectionery and Tobacco Workers Union and other unions.

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's allocated share of the Trust and its allocated share of the net assets of each fund in the Trust at December 31, 1993 and 1992 was:

                                        1993   1992
                                        ----   ----
    Trust                                7%     7%

    Equity Index Fund                    6%     6%
    Interest Income Fund                 8%     7%
    U.S. Government Obligations Fund     5%     4%
    Philip Morris Stock Fund             8%     7%
    Participants' Loan Account           4%     4%

   The Plan's allocated share of the Trust's investment activities for the years ended December 31, 1993, 1992 and 1991 was 8%, 7% and 6%, respectively.

   Taxes and fees incurred by the Trust and certain costs of administering the Plan and Trust are paid by the Trust. Other expenses, including expenses for legal services, are paid by Philip Morris, unless Philip Morris directs that all or a portion of such expenses be borne by the Trust. Effective
   January 1, 1993, most payments to third parties for expenses in connection with the administration of the Plan are paid by the Trust.

   Investments that represented five percent or more of total Trust assets as of December 31, 1993 and 1992 were:

                                                 1993      1992
                                               --------  --------
    Philip Morris Stock Fund
     Common Stock                              $583,717  $918,694

    GEBT Equity Index Fund                     $611,007  $567,535

    Massachusetts Mutual Life Insurance Co.    $114,812         -

   The GEBT Equity Index Fund currently includes the Common Stock.

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Continued)

     At December 31, 1993 and 1992 the financial position of the Trust was:

                                           1993        1992
                                        ----------  ----------
Assets:
  Investments at fair value:
    Equity Index Fund:
      GEBT Equity Index Fund
       (cost $378,818 and $361,585)     $  611,007  $  567,535
      Short-term temporary investments
       (cost approximates fair value)        1,632          27
    Philip Morris Stock Fund:
      Common stock
       (cost $391,987 and $424,157)        583,717     918,694
      Short-term temporary investments
       (cost approximates fair value)        1,012         114
    Interest Income Fund:
      Investment contracts
       (cost approximates fair value)      814,023     652,575
      Short-term temporary investments
       (cost approximates fair value)       11,879      29,692
    U.S. Government Obligations Fund:
      Federal agency obligations
       (cost $12,240 and $16,607)           12,290      16,746
      Government securities
       (cost $40,047 and $25,141)           40,050      25,556
      Corporate obligations
       (cost $1,636)                         1,660           -
      Short-term temporary investments
       (cost approximates fair value)       13,240       7,700
    Participants' Loan Account:
      Loans to participants                106,306     101,611
                                        ----------  ----------
        Total investments                2,196,816   2,320,250
  Receivables:
    Interest income                          1,071       1,033
    Dividend income                          6,898       7,773
                                        ----------  ----------
        Total assets                     2,204,785   2,329,056

Liabilities:
    Other payables                             363          22
                                        ----------  ----------
        Net assets                      $2,204,422  $2,329,034
                                        ==========  ==========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                (In thousands of dollars, except per unit data)
                                  (Continued)

   The changes in the Trust net assets for the years ended December 31, 1993, 1992 and 1991 were:

                                                   1993         1992         1991
                                                -----------  -----------  -----------
    Receipts from constituent plans:
      Employer contributions                    $  169,173   $  164,444   $  160,507
      Employee contributions                        30,289       31,496       29,178

    Investment activities:
      Interest                                      60,694       54,772       53,305
      Dividends                                     30,052       27,537       18,776
      Interest on participant loans                  7,199        7,586        7,109
                                                ----------   ----------   ----------
                                                    97,945       89,895       79,190
    Net (depreciation) appreciation
     in fair value of investments                 (203,526)      11,303      399,096
                                                ----------   ----------   ----------
        Net investment activities                 (105,581)     101,198      478,286

    Deductions:
      Distributions and withdrawals               (217,387)     (82,158)     (62,645)
      General and administrative
       expenses                                     (1,106)      (1,060)        (982)
                                                ----------   ----------   ----------

    (Decrease) increase in Trust net assets       (124,612)     213,920      604,344
    Net assets:
      Beginning of year                          2,329,034    2,115,114    1,510,770
                                                ----------   ----------   ----------
      End of year                               $2,204,422   $2,329,034   $2,115,114
                                                ==========   ==========   ==========

   The number of employee participation units and the net asset value per unit for the funds at December 31, 1993 and 1992 were:

                                                U.S.
                          Equity   Interest  Government                  Participants'
                          Index     Income   Obligations  Philip Morris      Loan
                           Fund      Fund       Fund       Stock Fund       Account       Total
                         --------  --------  -----------  -------------  -------------  ----------
1993:
  Net assets             $612,574  $825,882    $67,656      $591,415       $106,895     $2,204,422
  Number of
   participation units    146,575   293,146     29,406       175,318
  Net asset value per
   unit                   $4.1793   $2.8173    $2.3008       $3.3734

1992:
  Net assets             $567,525  $682,325    $50,320      $926,599       $102,265     $2,329,034
  Number of
   participation units    152,461   265,608     23,516       209,831
  Net asset value per
   unit                   $3.7224   $2.5689    $2.1398       $4.4159

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Continued)

8. Net (Depreciation) Appreciation in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation of investments in the Trust for the years ended December 31, 1993, 1992 and 1991 were:

                                          U.S.
                             Equity    Government
                             Index    Obligations   Philip Morris
                              Fund        Fund        Stock Fund      Total
                            --------  -----------   -------------   ----------
1993
- ----
Realized gains:
  Proceeds                  $120,081     $465,701      $256,282       $842,064
  Cost                        87,110      465,217       216,219        768,546
                            --------     --------      --------       --------
    Net realized gains        32,971          484        40,063         73,518
                            --------     --------      --------       --------

Unrealized appreciation:
  Beginning of year          205,950          554       494,536        701,040
  End of year                232,189           78       191,729        423,996
                            --------     --------      --------       --------
    (Decrease) increase       26,239         (476)     (302,807)      (277,044)
                            --------     --------      --------       --------

Net (depreciation)
 appreciation in fair
 value of investments       $ 59,210     $      8     ($262,744)     ($203,526)
                            ========     ========      ========       ========
1992
- ----
Realized gains:
  Proceeds                  $169,470     $ 97,959      $232,729       $500,158
  Cost                       141,824       97,889       216,234        455,947
                            --------     --------      --------       --------
    Net realized gains        27,646           70        16,495         44,211
                            --------     --------      --------       --------

Unrealized appreciation:
  Beginning of year          191,418          433       542,097        733,948
  End of year                205,950          554       494,536        701,040
                            --------     --------      --------       --------
    (Decrease) increase       14,532          121       (47,561)       (32,908)
                            --------     --------      --------       --------

Net appreciation
  (depreciation) in fair
  value of investments      $ 42,178     $    191     ($ 31,066)      $ 11,303
                            ========     ========      ========       ========

            PHILIP MORRIS INCORPORATED DEFERRED PROFIT-SHARING PLAN
                              FOR CRAFT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Concluded)

                                          U.S.
                             Equity    Government
                             Index    Obligations   Philip Morris
                              Fund        Fund       Stock Fund     Total
                            --------  -----------   -------------  --------
1991
- ----
Realized gains (losses):
  Proceeds                  $132,878    $207,260      $ 91,958     $432,096
  Cost                       121,248     207,265        87,070      415,583
                            --------    --------      --------     --------
  Net realized gains
    (losses)                  11,630          (5)        4,888       16,513
                            --------    --------      --------     --------

Unrealized appreciation:
  Beginning of year           74,298         109       276,958      351,365
  End of year                191,418         433       542,097      733,948
                            --------    --------      --------     --------
    Increase                 117,120         324       265,139      382,583
                            --------    --------      --------     --------

Net appreciation
 in fair value of
 investments                $128,750    $    319      $270,027     $399,096
                            ========    ========      ========     ========

9. Tax Status:

   The U.S. Treasury Department has determined that the Tobacco Workers Plan, as amended and in effect as of January 1, 1988, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Tobacco Workers Plan has been amended several times since that date. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Tobacco Workers Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Tobacco Workers Plan continues to be administered in accordance with the applicable provisions of the Code.

   The Plan is identical in all material respects to the Tobacco Workers Plan. Philip Morris expects the Plan to be qualified and receive a determination from the Internal Revenue Service that the Plan and the related Trust meet the requirements of Section 401(a) of the Code and that the related Trust is exempt from Federal income taxes under the provisions of Section 501(a) of the Code.

   Participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by Philip Morris, nor on earnings credited to their Accounts until withdrawn or distributed.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            PHILIP MORRIS INCORPORATED
                                           DEFERRED PROFIT-SHARING PLAN
                                                FOR CRAFT EMPLOYEES
                                                  (Name of Plan)



                                     By         /s/ JOHN J. TUCKER
                                       ------------------------------------
                                             John J. Tucker, Chairman,
                                       Corporate Employee Benefit Committee
                                          of Philip Morris Companies Inc.

Date:  April 12, 1994

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                       Column B        Column C      Column D
          --------                                    ---------------  ------------  ------------
                                                        Face Amount        Cost
                                                         or Number       Basis of
Name of Issuer and Title of Issue                     of Shares/Units   Investments   Fair Value
- ---------------------------------                     ---------------  ------------  ------------
EQUITY INDEX FUND  --  27.9%

GEBT Equity Index Fund  --  27.8%                           618,021    $378,818,123  $611,006,755

Short-Term Investments  --  0.1%

GEBT Short-Term Investment Fund                           1,631,940       1,631,940     1,631,940
                                                                       ------------  ------------
    Total Equity Index Fund                                             380,450,063   612,638,695
                                                                       ------------  ------------
PHILIP MORRIS STOCK FUND  --  26.6%

Common Stock  --  26.5%

Tobacco  --  26.5%

Philip Morris Companies Inc.                             10,493,784     391,987,263   583,716,735

Short-Term Investments  --  0.1%

GEBT Short-Term Investment Fund                           1,011,925       1,011,925     1,011,925
                                                                       ------------  ------------
    Total Philip Morris Stock Fund                                      392,999,188   584,728,660
                                                                       ------------  ------------
INTEREST INCOME FUND  --  37.6%

Investment Contracts  -- 37.1%

Participation Contracts With Institutions  --  28.7%

Confederation Life Insurance Company
  No. GA-61554  9.40%
  matures  1/11/94                                       10,910,420      10,910,420    10,910,420
John Hancock Mutual Life Insurance
  Company  GAC No. 5430  8.44%
  matures  3/1/94                                         7,196,154       7,196,154     7,196,154
New York Life
  No. GA 20012  6.07%
  matures  3/31/94                                       26,854,209      26,854,209    26,854,209
John Hancock Mutual Life Insurance
  Company  No. 5486  9.02%
  matures  4/1/94                                         5,339,175       5,339,175     5,339,175
John Hancock Mutual Life Insurance
  Company  No.  5292  8.90%
  matures  4/1/94 and 10/1/94                             4,378,742       4,378,742     4,378,742

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                        Column B        Column C     Column D
          --------                                     ---------------  -----------  -----------
                                                         Face Amount        Cost
                                                          or Number       Basis of
Name of Issuer and Title of Issue                      of Shares/Units  Investments   Fair Value
- ---------------------------------                      ---------------  -----------  -----------
Participation Contracts with Institutions (continued)

Penn Mutual Life Insurance Company
  No. GVC-90603  9.30%
  matures  4/4/94                                         1,955,825     $ 1,955,825  $ 1,955,825
Provident National Assurance
  Company  No. 27-04253A2  8.52%
  matures  5/1/94                                         5,789,888       5,789,888    5,789,888
CNA Insurance Company
  GP 12276  8.9%
  matures  6/1/94                                         4,103,339       4,103,339    4,103,339
Allstate Life Insurance Company
  No. GA-4603  9.18%
  matures  12/31/94                                       5,407,852       5,407,852    5,407,852
Crown Life Insurance Company
  No. 9001285  9.34%
  matures  1/12/95                                        4,022,269       4,022,269    4,022,269
Crown Life Insurance Company
  No. 9001294  8.54%
  matures  2/11/95                                        3,842,244       3,842,244    3,842,244
Crown Life Insurance Company
  No. 9001301  9.00%
  matures  3/23/95                                        5,674,458       5,674,458    5,674,458
Prudential Asset Management Company
  No. 5880  9.42%
  matures  3/31/95                                        8,221,450       8,221,450    8,221,450
Crown Life Insurance Company
  GAC No.  9002410  9.10%
  matures  10/12/95                                       2,380,323       2,380,323    2,380,323
John Hancock Mutual Life Insurance
  Company GAC No. 4688  8.54%
  matures  10/31/95                                       4,162,251       4,162,251    4,162,251
Metropolitan Life Insurance Company
  GAC No. 9893-9  9.32%
  matures  11/1/95                                       17,070,555      17,070,555   17,070,555
Massachusetts Mutual Life Insurance
  Company  No.  6200  9.20%
  matures  3/1/96                                        15,616,681      15,616,681   15,616,681
CNA Insurance Company
  GP 35000-B   4.71%
  matures  3/8/96                                           259,573         259,573      259,573
Provident National Assurance
  Company  No. 0270425303A  8.93%
  matures  3/15/96                                       32,255,030      32,255,030   32,255,030

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                          Column B       Column C     Column D
          --------                                       ---------------  -----------  -----------
                                                           Face Amount        Cost
                                                            or Number       Basis of
Name of Issuer and Title of Issue                        of Shares/Units  Investments   Fair Value
- ---------------------------------                        ---------------  -----------  -----------
Participation Contracts with Institutions (continued)

Massachusetts Mutual Life Insurance
  Company  No.  6280  9.55%
  matures  6/30/96                                          14,375,226    $14,375,226  $14,375,226
Prudential Insurance Company of
  America  No. GA 5905-213  9.50%
  matures  8/31/96                                           6,344,487      6,344,487    6,344,487
Massachusetts Mutual Life Insurance
  Company  No. PGIC-10403  6.63%
  matures  9/30/96                                          84,820,619     84,820,619   84,820,619
Metropolitan Life Insurance Company
  No. 12861  6.62%
  matures  12/31/96                                         57,264,268     57,264,268   57,264,268
Prudential Asset Management Company
  No.  5905-215  9.19%
  matures  12/31/96                                         16,378,500     16,378,500   16,378,500
Prudential Insurance Company of America
  No.  5905-211  8.29%
  matures  2/1/97                                            6,614,912      6,614,912    6,614,912
John Hancock Mutual Life Insurance
  Company  GAC No. 6435  7.69%
  matures  7/15/97                                          27,087,283     27,087,283   27,087,283
Bank of America
  No. 212  9.47%
  matures  7/31/97                                          20,882,137     20,882,137   20,882,137
Hartford Life Insurance Company
  GA No. 9067  8.60%
  matures  9/30/97                                          31,868,878     31,868,878   31,868,878
Prudential Life Insurance Company
  No.  5905-216  9.45%
  matures  9/30/97                                          20,694,588     20,694,588   20,694,588
Commonwealth Life Insurance Company
  No. 00343 FR  8.68%
  matures  2/28/98                                          23,595,435     23,595,435   23,595,435
New York Life Insurance Company
  No. 06121  8.50%
  matures  3/1/98                                           43,102,697     43,102,697   43,102,697
Principal Mutual Life Insurance
  Company  GAC No. 748-112  8.87%
  matures  5/1/98                                           57,115,186     57,115,186   57,115,186
Allstate Life Insurance Company
  No. GA-5421  6.47%
  matures  4/7/99                                           26,263,746     26,263,746   26,263,746

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

            Column A                              Column B       Column C     Column D
            --------                          ---------------  ------------  ------------
                                                Face Amount        Cost
                                                 or Number       Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments   Fair Value
- ---------------------------------             ---------------  ------------  ------------
Participation Contracts with Institutions
(continued)

Principal Mutual Life Insurance Company
  GAC No. 3-748-114       5.82%
  matures  9/6/99                                 24,093,171   $ 24,093,171  $ 24,093,171
Security Life of Denver
  No.  FA 0147            9.10%
  matures  12/31/99                                4,639,878      4,639,878     4,639,878
                                                               ------------  ------------
    Total Contracts                                             630,581,449   630,581,449
                                                               ------------  ------------
Financial Institution Pools  --  8.4%

Provident Life & Accident
  GAC No. 63005580        5.50%
  GEBT Short-Term Investment Fund                    456,719        456,719       456,719
  Federal Home Loan Mtg. Corporation
   matures    9/15/2002   4.85%                    2,471,000      2,505,487     2,505,487
  Federal Home Loan Mtg. Corporation
   matures    1/15/2008   5.78%                    2,471,000      2,454,461     2,454,461
  Federal Home Loan Mtg. Corporation
   matures    9/15/2008   6.00%                    2,306,826      2,369,906     2,369,906
  Federal Home Loan Mtg. Corporation
   matures   10/15/2008   5.90%                    2,807,056      2,817,611     2,817,611
  Federal National Mortgage Association
   matures    6/25/2013   5.00%                    2,273,320      2,302,817     2,302,817
  Federal National Mortgage Association
   matures   11/25/2013   5.50%                    2,471,000      2,476,314     2,476,314
  Federal National Mortgage Association
   matures    3/25/2018   5.75%                    2,471,000      2,515,972     2,515,972
  Federal National Mortgage Association
   matures    9/25/2019   5.50%                    2,471,000      2,446,200     2,446,200
  Federal National Mortgage Association
   matures   10/25/2022   5.40%                    2,619,260      2,696,999     2,696,999
  Federal National Mortgage Association Pool
   matures     4/1/2023   6.50%                    2,471,000      2,494,845     2,494,845
  Federal National Mortgage Association
   matures    8/25/2023   3.00%                    2,767,520      2,412,253     2,412,253
  Federal Home Loan Mtg. Corporation
   matures   10/15/2023   7.00%                    2,386,408      2,473,672     2,473,672
                                                               ------------  ------------
Total Provident Life & Accident Contract                         30,423,256    30,423,256
                                                               ------------  ------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

             Column A                             Column B       Column C      Column D
             --------                         ---------------  -----------  -----------
                                                Face Amount       Cost
                                                 or Number       Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments   Fair Value
- ---------------------------------             ---------------  -----------  -----------
Financial Institution Pools (continued)

National Westminster Bank
  No. SAM 0104A           5.80%
  GEBT Short-Term Investment Fund                   27,647     $    27,647  $    27,647
  Federal Home Loan Mtg. Corporation
   matures    6/15/99     6.00%                  3,312,750       3,319,611    3,319,611
  Federal National Mortgage Association
   matures    6/25/2005   6.25%                  1,766,800       1,789,818    1,789,818
  Federal Home Loan Mtg. Corporation
   matures    8/15/2005   6.25%                    883,400         905,806      905,806
  Federal National Mortgage Association
   matures    8/25/2005   6.00%                    386,488         386,432      386,432
  Federal National Mortgage Association
   matures    8/25/2005   6.00%                  2,738,540       2,742,466    2,742,466
  Federal National Mortgage Association
   matures   11/25/2005   7.00%                  4,858,700       5,048,475    5,048,475
  Federal Home Loan Mtg. Corporation
   matures    3/15/2007   6.75%                  1,325,100       1,376,028    1,376,028
  Federal Home Loan Mtg. Corporation
   matures    5/15/2007   6.25%                  2,142,245       2,156,606    2,156,606
  Federal Home Loan Mtg. Corporation
   matures    4/15/2008   6.50%                    552,125         557,865      557,865
  Federal Home Loan Mtg. Corporation
   matures    8/15/2008   6.50%                  2,766,812       2,809,573    2,809,573
  Federal Home Loan Mtg. Corporation
   matures    4/15/2011   5.00%                  1,766,800       1,777,527    1,777,527
  Federal National Mortgage Association
   matures    8/25/2012   5.60%                  1,181,548       1,192,563    1,192,563
  Federal National Mortgage Association
   matures    8/25/2013   6.70%                  3,091,900       3,118,713    3,118,713
  Federal National Mortgage Association
   matures    9/25/2015   6.00%                  1,766,800       1,811,239    1,811,239
  Federal Home Loan Mtg. Corporation
   matures   12/15/2015   6.50%                  2,142,245       2,204,487    2,204,487
  Federal National Mortgage Association
   matures    6/25/2016   5.70%                  3,268,580       3,315,866    3,315,866
  Federal National Mortgage Association
   matures    7/25/2016   5.65%                  1,753,549       1,772,739    1,772,739
  Federal National Mortgage Association
   matures    6/15/2018   7.00%                    234,101         246,850      246,850
  Federal National Mortgage Association
   matures    1/25/2020   7.00%                  3,091,900       3,223,115    3,223,115
  Federal Home Loan Mtg. Corporation
   matures    5/15/2021   6.50%                    574,210         562,202      562,202
                                                               -----------  -----------
Total National Westminster Bank Contract                        40,345,628   40,345,628
                                                               -----------  -----------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

             Column A                             Column B      Column C     Column D
             --------                         ---------------  -----------  ----------
                                                Face Amount       Cost
                                                 or Number      Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments  Fair Value
- ---------------------------------             ---------------  -----------  ----------
Financial Institution Pools (continued)

Commonwealth Life Insurance Company
  No. ADA 00043 TR        6.04%
  GEBT Short-Term Investment Fund                 1,365,691     $1,365,691  $1,365,691
  Standard Credit Card Master Trust
   matures      7/7/95    5.88%                   2,500,000      2,618,963   2,618,963
  U. S. Treasury Note
   matures    11/15/96    7.25%                   1,200,000      1,293,452   1,293,452
  U. S. Treasury Note
   matures    10/31/98    4.75%                   3,325,000      3,282,022   3,282,022
  MBNA Master Credit Card Trust
   matures     8/15/99    6.20%                   2,500,000      2,582,879   2,582,879
  Federal National Mortgage Association
   matures    9/9/2003    5.97%                     275,000        279,397     279,397
  Federal National Mortgage Association
   matures   5/25/2004    6.50%                   6,000,000      6,170,499   6,170,499
  Federal Home Loan Mtg. Corporation
   matures   2/15/2005    6.65%                   5,000,000      5,131,789   5,131,789
  Federal National Mortgage Association
   matures   5/25/2005    6.70%                   5,000,000      5,141,438   5,141,438
  Federal Home Loan Mtg. Corporation
   matures   8/15/2005    6.70%                   5,000,000      5,127,826   5,127,826
  Federal Home Loan Mtg. Corporation
   matures   4/15/2006    6.75%                   5,795,000      5,937,365   5,937,365
  Federal National Mortgage Association
   matures   4/25/2006    6.25%                   5,000,000      4,999,292   4,999,292
  Federal National Mortgage Association
   matures   8/25/2006    6.00%                   5,000,000      4,928,175   4,928,175
  Federal Home Loan Mtg. Corporation
   matures  11/15/2007    5.50%                   7,750,000      7,814,068   7,814,068
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                   2,095,930      2,101,514   2,101,514
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                   1,483,193      1,524,108   1,524,108
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                     500,000        501,333     501,333
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                     106,589        109,530     109,530
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                      980,000      1,007,034   1,007,034

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

            Column A                                      Column B       Column C      Column D
            --------                                  ---------------  ------------  ------------
                                                        Face Amount        Cost
                                                         or Number       Basis of
Name of Issuer and Title of Issue                     Of Shares/Units  Investments    Fair Value
- ---------------------------------                     ---------------  ------------  ------------
Financial Institution Pools (continued)

  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                          2,450,000     $  2,517,585  $  2,517,585
  Federal National Mortgage Association
   matures   7/25/2011    5.50%                          7,283,300        7,304,656     7,304,656
  Federal Home Loan Mtg. Corporation
   matures  12/15/2011    5.25%                          5,000,000        4,985,768     4,985,768
  Federal Home Loan Mtg. Corporation
   matures   5/15/2018    6.00%                          2,500,000        2,529,506     2,529,506
  Federal Home Loan Mtg. Corporation
   matures  12/15/2018    6.00%                          2,500,000        2,498,770     2,498,770
  Federal Home Loan Mtg. Corporation
   matures   1/25/2019    6.25%                          2,000,000        1,991,623     1,991,623
                                                                       ------------  ------------
Total Commonwealth Life Insurance Company Contract                       83,744,283    83,744,283
                                                                       ------------  ------------
CNA Insurance Company
  GP 35000                5.85%
  Federal Home Loan Mtg. Corporation
   matures   8/15/2001    4.00%                          4,000,000        3,961,032     3,961,032
  Federal Home Loan Mtg. Corporation
   matures  11/15/2003    5.50%                          5,000,000        4,955,955     4,955,955
  Federal National Mortgage Association
   matures   1/25/2006    7.00%                          3,500,000        3,623,291     3,623,291
  Federal Home Loan Mtg. Corporation Pool
   matures    6/1/2008    7.00%                          5,672,310        5,821,103     5,821,103
  Federal Home Loan Mtg. Corporation Pool
   matures    7/1/2008    7.00%                            757,077          776,932       776,932
  Federal Home Loan Mtg. Corporation
   matures   5/15/2014    5.40%                          5,057,235        4,999,723     4,999,723
  Federal National Mortgage Association
   matures  12/25/2018    4.75%                          5,000,000        4,790,079     4,790,079
                                                                       ------------  ------------
Total CNA Insurance Company Contract                                     28,928,115    28,928,115
                                                                       ------------  ------------
    Total Pools                                                         183,441,282   183,441,282
                                                                       ------------  ------------
Total Investment Contracts                                              814,022,731   814,022,731
                                                                       ------------  ------------
Short-term Investments  --  0.5%

GEBT Short-Term Investment Fund                         11,879,283       11,879,283    11,879,283
                                                                       ------------  ------------
    Total Interest Income Fund                                          825,902,014   825,902,014
                                                                       ------------  ------------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

             Column A                            Column B       Column C     Column D
             --------                         ---------------  -----------  -----------
                                                Face Amount       Cost
                                                 or Number      Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments  Fair Value
- ---------------------------------             ---------------  -----------  -----------
U.S. GOVERNMENT OBLIGATIONS FUND  --  3.1%

Government Securities  --  1.8%

United States Treasury Notes
  3.875% due  3/31/95                            20,000,000    $20,006,250  $20,006,200
United States Treasury Notes
  4.125% due  5/31/95                            20,000,000     20,040,625   20,043,800
                                                               -----------  -----------
    Total Government Securities                                 40,046,875   40,050,000
                                                               -----------  -----------
Federal Agency Obligations  --  0.6%

Federal Home Loan Mtg Corp.
  Multiclass Mtg Partn CTFS GTD SER
  1317 CL 1317-A Prin Only 1/15/97                  349,859        334,334      349,859
Federal Home Loan BKS
  CONS BD  4.0%  1/21/97                          5,000,000      5,009,900    5,008,000
Federal Home Loan Mtg Corporation
  Multiclass Mtg Partn CTFS GTD
  SER 1304 CL 1304-F Var Rt 6/15/97               2,453,254      2,453,254    2,470,869
Federal Nat'l Mtg Association
  GTD Remic Pass Thru CTF Remic TR
  1992-106 CL-F Var Rate 6/25/99                    545,214        542,488      544,358
Federal Home Loan Mtg Corporation
  Multiclass Mtg Partn CTFS GTD
  SER 1296 CL 1296-I Var Rt 7/15/99               2,353,394      2,343,098    2,351,923
Federal Home Loan Mtg Corp.
  Multiclass Mtg Partn CTF GTD
  SER 1329 CL 1329-FA Var Rt 8/15/99              1,556,686      1,556,443    1,565,435
                                                               -----------  -----------
    Total Federal Agency Obligations                            12,239,517   12,290,444
                                                               -----------  -----------
Corporate Obligations  --  0.1%

Merrill Lynch  SAM/FNMA
  Pool #41732  V/R Series 87-3
  9.92%  2/2/2027                                 1,660,325      1,636,457    1,660,325
                                                               -----------  -----------
    Total Corporate Obligations                                  1,636,457    1,660,325
                                                               -----------  -----------

               PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

               SCHEDULE I - INVESTMENTS as of December 31, 1993

            Column A                              Column B        Column C        Column D
            --------                          ---------------  --------------  --------------
                                                Face Amount          Cost
                                                 or Number         Basis of
Name of Issuer and Title of Issue             of Shares/Units    Investments     Fair Value
- ---------------------------------             ---------------  --------------  --------------
Short-Term Investments  --  0.6%

GEBT Short-Term Investment Fund                 13,239,594     $   13,239,594  $   13,239,594
                                                               --------------  --------------
    Total U.S. Government Obligations Fund                         67,162,443      67,240,363
                                                               --------------  --------------
PARTICIPANTS' LOAN ACCOUNT  --  4.8%

Participants' Loans                                               106,306,455     106,306,455
                                                               --------------  --------------
    TOTAL INVESTMENTS                                          $1,772,820,163  $2,196,816,187
                                                               ==============  ==============